

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

September 23, 2010

<u>**Via U.S. Mail and Facsimile: (502) 394-2206**</u>
Mr. Ralph G. Gronefeld, Jr.
President and Chief Executive Officer
Res-Care, Inc.
9901 Linn Station Road
Louisville, Kentucky 40223

      **Re:    Res-Care, Inc.**
              **Form 10-K for fiscal year ended December 31, 2009**
              **Filed March 9, 2010**
              **File No. 000-20372**

Dear Mr. Gronefeld:

      We have completed our review of your Form 10-K and have no further comments at this time.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director